AURIGA USA, LLC

(A Wholly Owned Subsidiary of Auriga Services, LLC)

Statement of Changes in Member's Equity

Year ended December 31, 2015

		Member's contributions	Accumulated deficit	Total
Member's equity, December 31, 2014	$	14,292,210	(8,859,219)	5,432,991
Member's contributions		250,000	—	250,000
Distributions to member		—	(1,035,000)	(1,035,000)
Net income		—	820,598	820,598
Member's equity, December 31, 2015	$	14,542,210	(9,073,621)	5,468,589

See accompanying notes to financial statements.